SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                              GLIMCHER REALTY TRUST
                              ---------------------
                                (Name of Issuer)

         Common Shares of Beneficial Interest, par vlue $0.01 per share
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                   379302 10 2
                                 --------------
                                 (CUSIP Number)

                                December 31, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP 379302 10 2                                               Page 2 of 6
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Herbert Glimcher
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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NUMBER OF      5    SOLE VOTING POWER

SHARES              2,158,275(1)
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            234,005(2)
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           2,158,275(1)
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                234,005(2)
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,392,280
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                      [ ]
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CUSIP 379302 10 2                                               Page 3 of 6

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.2%(3)
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12   TYPE OF REPORTING PERSON

     IN
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(1)  This amount includes as of April 27, 2006: (a) 292,379 Common Shares of
     Beneficial Interest, par value $0.01 per share ("Common Shares") held by Herbert Glimcher individually, (b) 958,230 Glimcher Properties Limited Partnership units of limited partnership interest that are redeemable into Common Shares ("OP Units") and (c) vested options to purchase 907,666 Common Shares.

(2) This amount includes as of April 27, 2006: (a) 120,404 OP Units held by Mr. Glimcher's wife, (b) 53,553 Common Shares which are owned by Mr. Glimcher and his wife as tenants-in-common, and (c) 60,048 Common Shares which are owned by trusts for the benefit of Mr. Glimcher's grandchildren and nephews, of which Mr. Glimcher's wife and his son Michael P. Glimcher are co-trustees. Mr. Glimcher disclaims beneficial ownership of the OP Units in
     (a) and the Common Shares indicated in (c) above.

(3) Based on 36,639,475 Common Shares outstanding as of April 27, 2006 plus the number of Common Shares issuable upon the exercise of vested options and the redemption of OP Units held by Mr. Glimcher or his wife, as applicable, within 60 days of April 27, 2006.

CUSIP 379302 10 2                                               Page 4 of 6

Item 1(a).     Name of Issuer:

               Glimcher Realty Trust

Item 1(b).     Address of Issuer's Principal Executive Offices:

               150 East Gay Street
               Columbus, OH 43215

Item 2(a)      Name of Person Filing:

               Herbert Glimcher

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               150 East Broad Street
               Suite 302
               Columbus, OH 43215

Item 2(c)      Citizenship:

               United States

Item 2(d)      Title of Class of Securities:

               Common Shares of Beneficial Interest, par value $0.01 per share

Item 2(e)      CUSIP Number:

               379302 10 2

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               (a)  [ ] Broker or dealer registered under Section 15 of the Act

               (b)  [ ] Bank as defined in Section 3(a)(6) of the Act

               (c)  [ ] Insurance company as defined in Section 3(a)(19) of the
                        Act

               (d)  [ ] Investment company registered under Section 8 of the
                        Investment Company Act of 1940

               (e)  [ ] An investment adviser in accordance with section
                        240.13d-1(b)(1)(ii)(E)

               (f)  [ ] An employee benefit plan or endowment fund in accordance with section 204.13d-(b)(1)(ii)(F)

               (g)  [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G)

               (h)  [ ] A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act

               (i)  [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

               (j)  [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

               Not applicable.

CUSIP 379302 10 2                                               Page 5 of 6

Item 4.        Ownership.

               (a)  Amount beneficially owned: See Item 9 on the cover page.

               (b)  Percent of class: See Item 11 on the cover page.

               (c)  Number of shares as to which the person has:

                    (i) Sole power to vote or to direct the vote: See Item 5 on the cover page.

                    (ii) Shared power to vote or to direct the vote: See Item 6 on the cover page.

                    (iii) Sole power to dispose or to direct the disposition of:
                          See Item 7 on the cover page.

                    (iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover page.

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               Not applicable.

CUSIP 379302 10 2                                               Page 6 of 6

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 2006


                                         /s/ Herbert Glimcher
                                         --------------------
                                         Herbert Glimcher